Exhibit 99.1

Canagold Resources Summarizes 2020 Results and Outlines 2021 Plans to
Advance the High Grade New Polaris Gold Mine Project, British Columbia
____________________________________________________________________

Vancouver, Canada -January 14, 2021 – Canagold Resources Ltd. (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) highlights the results of its 2020 activities and outlines its 2021 plans to advance the high grade New Polaris gold mine project in BC and other gold exploration projects in the USA and Canada.

2020 Highlights:

Corporate

●
Completed a name change to Canagold Resources Ltd. and a 5:1 share consolidation.
●
Strengthened the Board of Directors with the addition of Andrew Bowering.
●
Strengthened the Management Team with the addition of Troy Gill as Vice-President of Exploration.
●
Closed a private placement of common shares for gross proceeds of CAD $8.4 million.

New Polaris Project, British Columbia

●
Updated Preliminary Economic Assessment (PEA) for New Polaris at US$1500 gold price and $0.71 exchange rate which improved NPV to US$333 million and IRR to 56% after tax.
●
The undiscounted pre-tax, life-of-mine cash flow totals CAD$847 million with a 68% IRR and a 1.7 year pay-back period; compared to undiscounted cash flow total of CAD$554 million, a 47% IRR and a 2.3 year pay-back period in the previous PEA.  Given a PEA is conceptual in nature, there is no certainty that the results of the PEA will be realized.
●
Obtained a multi-year exploration permit from the BC government and undertook site maintenance work to prepare the site equipment and camp facilities for the planned 2021 exploration drilling and environmental baseline studies.
●
Contracted Hemmera Envirochem Inc. to perform environmental assessment services and initiated twelve months of environmental baseline studies required for submission of an application to obtain a British Columbia Environmental Approval Permit for the project.

Windfall Hills Project, British Columbia

●
Completed a six-hole, 1,500 meter diamond drill program to follow up on gold-silver mineralization intersected in the 2014 Phase 1 drilling, including 0.89 grams per tonne (“gpt”) gold and 39 gpt silver over 28 meters in hole WH-14-03.
●
Best intercepts were 0.26 gpt gold and 39 gpt silver (0.75 gpt gold equivalent using an 80:1 silver:gold ratio) over 33.0 m in hole WH-20-02 and 0.15 gpt gold and 7.9 gpt silver (0.25 gpt gold equivalent) over 78 m in hole WH-20-05, associated with more intense quartz-pyrite veins within the tuff and increased disseminated pyrite within the breccia.
●
Sixty-three samples returned gold values greater than 0.1 gpt. Gold grades of up to 0.84 gpt and silver up to 252 gpt were returned from individual samples within a broadly phyllic to argillic altered rhyolite tuff cut by a breccia body and displaced by faults.
●
Further analysis of the structural and lithological controls on mineralization are needed to determine the next steps for the Windfall Hills property. Canagold may seek a partner to advance the project.

Hard Cash Project, Nunavut

●
Completed a seven-hole, 1,019-metre reverse circulation (RC) drill program to test the Swamp and Dryland gold showings and host shear zones down to depths of 150 metres.
●
Best intercepts were 3.12 gpt gold over 3.0 meters in hole HC20-01 and 5.04 gpt gold over 1.5 m in hole HC20-07.
●
The RC drilling confirmed that narrow, lower grade gold mineralization exists in quartz veins over a 1.5 kilometre length but failed to confirm a significant, shear zone-hosted, orogenic gold discovery. As a result, Canagold has terminated its option agreement with Silver Range Resources Ltd.

Princeton Project, British Columbia

●
Sold its right to earn up to a 75% interest in the Princeton property from Universal Copper and Sydney Wilson to Damara Gold Corp.
●
Damara will issue Canagold 9.9% of the outstanding common shares of Damara and take all necessary steps to exercise the underlying option to acquire the Princeton Property. If Damara holds its interest in the Princeton Property until December 31, 2021, Damara will issue an additional Damara Shares to increase the Company’s ownership in Damara to 19.9% of the outstanding Damara Shares.

Fondaway Canyon and Dixie Comstock Projects, Nevada

●
Optioned its 100% interest in the Fondaway Canyon and Dixie Comstock properties located in Churchill County, Nevada to Getchell Gold Corp. and received cash and share consideration resulting in additional annual cash income of US$100,000 as well as a $65,000 reduction in annual holding costs.
●
Getchell can acquire 100% of the two projects at any time on or before the 4th anniversary of the agreement by paying Canagold US $2.0M in cash and US $2.0M in Getchell shares and granting Canagold a 2% net smelter return royalty (NSR).
●
Getchell completed a six-hole, 1,996 metre diamond drill program at Fondaway and results are pending.

Lightning Tree Project, Idaho

●
Sold its 100% interest in the Lightening Tree project to Minkap Resources Inc. (now Ophir Gold Corp) and DG Resource Management Ltd.
●
Ophir will issue Canagold 2,500,000 common shares and 2,500,000 warrants over a two-year period, pay US$137,500 in cash payments and spend US$2,000,000 in exploration expenditures over a three-year period, and grant Canagold a 2.5% NSR, subject to Ophir’s right to purchase 1% of the NSR for US$1,000,000.
●
Ophir Gold Corp. completed a surface exploration program at the property in 2020, and results included rock sample assays of 57.6 gt Au and 19.6 gpt Ag; and 30.2 gpt Au and 7.4 gpt Ag, a boulder sample assay of 69 gpt Au and 27.5 gpt Ag, a strong and extensive (600 x 400 m) gold in soil anomaly identified, and an rock assay of 25.2 gpt Au and 8.9 gpt Au collected approximately 800 m north along the trend of the Breccia Zone, coincident with the gold in soil anomaly.
●
Prospecting rock sample assays are selective by nature and represent point locations, and therefore may not necessarily be fully representative of the mineralized zones sampled.

2021 Plans:

Canagold’s strategies to create shareholder value in 2021 include:

●
Focus on advancing our core asset, the New Polaris gold mine project, with an extensive 24,000 meter infill drill program and environmental baseline studies to support an application to the BC Environmental Assessment office for an Environmental permit to build the mine.
●
Initiate discussions with interested parties to find partners to advance the Windfall Hills project and to option or sell the remaining US gold exploration projects.
●
Pursue opportunistic acquisition of strategic new projects where we can add significant value.

New Polaris

●
Conduct a 47-hole, 24,000 meter infill drilling program to upgrade the Inferred Resources to an Indicated Resource category for inclusion in a future feasibility study.
●
Complete 12-month baseline data collection needed for submission with an Environmental Assessment application in 2022.

Windfall Hills

●
Conduct further analysis of the structural and lithological controls on mineralization to determine the next phase of exploration for the property. Canagold may seek a partner to advance the project.

Nevada Projects

●
Seek partners or buyers for the rest of the Company’s projects in Nevada, including:
o
A&T
o
Bull Run
o
Clear Trunk
o
Corral Canyon
o
Hot Springs Point
o
Jarbridge
o
Silver Peak

Qualified Person

Garry Biles, P.Eng, President & COO for Canagold Resource Corp, is the Qualified Person who reviewed and approved the contents of this news release.

"Scott Eldridge”

____________________

Scott Eldridge, Chief Executive Officer

CANAGOLD RESOURCES LTD.

About Canagold - Canagold Resources Ltd. is a growth-oriented gold exploration company focused on generating superior shareholder returns by discovering, exploring and developing strategic gold deposits in North America. [. Canagold shares trade on the TSX: CCM and the OTCQX: CRCUF.

For More Information - Please contact:
Scott Eldridge, CEO
Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Cell: (604) 722-5381
Email: scott@canarc.net  Website: www.canagoldresources.com

Cautionary Note Regarding Forward-Looking Statements
This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the future performance of Canagold, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, , risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.